Exhibit 8.1

	SUBSIDIARY	COUNTRY OF INCORPORATION
1.	Westelcom	Russian Federation
2.	GlobalTel	Russian Federation
3.	Globus Telecom	Russian Federation
4.	Zebra Telecom	Russian Federation
5.	MTs NTT	Russian Federation
6.	Kostars	Russian Federation
7.	DP Pansionat “Malakhit”	Russian Federation
8.	Incom	Russian Federation
9.	InfoTeKS Taganrog Telecom	Russian Federation
10.	RTComm.RU	Russian Federation
11.	RTComm-Sibir	Russian Federation
12.	RTComm-Yug	Russian Federation
13.	BASHRTCOMM	Russian Federation